Exhibit 99.3

NOTES TO PROXY CARD FOR EXTRAORDINARY GENERAL MEETING

OF

BROOGE HOLDINGS LIMITED

TO BE HELD ON APRIL 7, 2020

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR VIA TELEPHONE OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Nicolaas Paardenkooper, Chief Executive Officer of the Company, will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or via telephone or executes a specific proxy.

3	A proxy card for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person or via telephone, you are strongly advised to complete and sign the enclosed proxy card and then return it in accordance with the instructions printed on it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) not later than the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed proxy card will not preclude you from attending the Meeting and voting in person or via telephone if you so wish.

4	If two or more persons are jointly registered as holders of a share, all holders should sign the proxy card, however, if two or more persons are jointly registered as holders of a share, and two or more joint holders tender separate proxy cards, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	The quorum for the Meeting is one or more shareholders present in person or by proxy representing at least fifty percent (50%) of each class of shares in the Company entitled to vote on the resolutions to be considered at the Meeting.

6	The proxy card is for use by shareholders only. If the appointor is a corporate entity the proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	A proxy may vote on a poll.